SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

[redacted]

07021111

BY MAIL

RECEIVED

SUPPL

February 7, 2007

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of January 2007.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Homa

Susy H. Homa
Corporate Secretary

PROCESSED
FEB 20 2007 E
THOMSON
FINANCIAL

dw 2/16

SUPERIOR Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175
1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS AND LAKE SHORE GOLD SIGN JOINT VENTURE

January 15, 2006

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or "the Company") has entered into a 50/50 joint venture agreement with Lake Shore Gold Corp. ("Lake Shore") for gold exploration on the Canopener Property in northwestern Ontario.

Under the terms of the Joint Venture Agreement ("the Agreement"), Superior will contribute claims, issue 75,000 Superior shares to Lake Shore, and spend $500,000 on exploration on the property within the next three years, including a firm commitment of $50,000 during the first year. The Agreement is subject to the approval of each party's Board of Directors and the TSX Venture Exchange. Superior will be the operator of the project. After Superior has spent $500,000 on exploration of the property and issued shares to Lake Shore, each party will fund programs and budgets in accordance with its then current interest.

The Canopener Property consists of 39 claims totaling 6,560 hectares: five Lake Shore claims comprising 896 hectares and 34 Superior claims comprising 5,920 hectares. Nine claims are subject to an underlying 1.5% NSR payable to a third party, to a maximum of $2.5 million. Superior acquired its claims on the basis of an evaluation of airborne geophysics and positive gold grain results from overburden sampling.

The claims are located in the Traditional Territory of the Neskantaga First Nation. Superior engages in consultation with Neskantaga First Nation on all exploration activities, and this joint venture will move forward with their full cooperation and involvement.

The Canopener Property overlies the Peeagwon metavolcanic assemblage of the Wunnummin Greenstone Belt in northwestern Ontario. The Wunnummin Greenstone Belt is part of the Sachigo Subprovince of the Archean-aged Superior Province, which is under-explored for gold. Gold mineralization in this region is related to mesothermal processes often associated with post-batholitic events when dynamic metamorphism has virtually ceased and sulphidic fluids are focused along secondary and tertiary brittle-ductile structures adjacent to shear zones.

Adjacent and down-ice from several shear structures, significant numbers of both pristine and modified gold grains were recovered from overburden samples collected by Superior. Mr. John Paterson, President of Superior Diamonds comments, "Most gold grain dispersal trains related to significant gold mineralization are primarily of the pristine and modified classes. Two gold dispersal trains extend 1.5 kilometres from shear zones clearly evident on Superior's airborne geophysical data. Other overburden sample sites sampled in close proximity to a shear zone also have anomalous numbers of pristine and modified gold grain."

Based on the proximity of these pristine gold grains to brittle-ductile shear structures occurring on the Canopener Property, Superior is planning a preliminary diamond drill program to test several possible gold targets.

...more

About Superior Diamonds

Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the Provinces of Ontario and Québec. Over a period of just three years, Superior's highly skilled team has defined four promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Superior Diamonds is owned 14.8% by Southwestern Resources Corp. and 14.84% by FNX Mining Company Inc.

About Lake Shore

Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

or

Meghan Brown
Manager, Investor Relations
Superior Diamonds Inc.
(604) 806-0667

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

END